19007644

SEC

SEC Mail Processing Section

MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing Advisor Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RK

OATH OR AFFIRMATION

We, Mark C. Tibergien and Gerard F. Mulligan, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pershing Advisor Solutions LLC, as of December 31, 2018 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mark C. Tibergien, Chief Executive Officer

Title

Gerard F Mulligan

Signature

Gerard F. Mulligan, Chief Financial Officer

Title

Cristina Festa
Notary Public of New Jersey
My Commission Expires 3/21/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2018

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
Pershing Advisor Solutions LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, NY
February 27, 2019

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	7
Due from affiliated clearing broker		56,641
Fees and other receivables		8,490
Due from affiliate		128
Intangible assets		5,786
Other assets		13,579
Total assets	$	84,631
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	8,777
Due to affiliates		2,713
Accrued expenses and other		1,964
		13,454
Member's Equity:		
Member's contributions		77,316
Accumulated deficit		(6,139)
Total member's equity		71,177
Total liabilities and member's equity	$	84,631

See accompanying notes to financial statements.

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is a registered broker-dealer with the Securities & Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Securities Investment Protection Corporation (SIPC) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP), and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2018, the Company had $7 thousand in cash.

(b) Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers, guidance on accounting for certain contract costs and additional disclosure requirements about revenue and contract costs. The standard provides a single revenue model to be applied but reporting companies under U.S. GAAP and supersedes most existing revenue recognition guidance. The Company adopted the guidance as of January 1, 2018. The adoption did not materially impact our statement of financial condition.

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $8.2 million at January 1, 2018 and $8.5 million at December 31, 2018 and are included in fees and other receivables on the statement of financial condition.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time. The Company did not record any contract assets as of December 31, 2018.

 (continued)

Contract liabilities represent payments received in advance of providing services under certain contracts and were $150 thousand at January 1, 2018. The Company did not have any contract liabilities at December 31, 2018.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(c) ***Principal Transactions***

Securities transactions are recorded on a trade date basis. Trading assets are recorded in other assets and trading liabilities are recorded in accrued expenses and other on the statement of financial condition. The Company had $789 thousand of trading assets, consisting of municipal bonds included in other assets and $70 thousand of trading liabilities, consisting of corporate and municipal bonds included in accrued expenses and other at December 31, 2018.

The fair values of listed equity instruments are considered to be Level 1 measurements, corporate and municipal bonds are considered to be Level 2 measurements, and financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources are considered to be Level 3 measurements in accordance with Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Under ASC Topic 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. There were no transfers of financial instruments between Level 1, 2 or 3 during the year.

(d) ***Fixed Assets and Intangible Assets***

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other non-qualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Intangible assets are stated at cost and amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed for indicators of impairment pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other* and ASC Topic 360, *Property, Plant and Equipment*.

(continued)

(e) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC Topic 718, *Compensation – Stock Compensation*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

As of December 31, 2018, $3.5 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a weighted average period of approximately zero to four years.

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which generally requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(continued)

(g) Leases

In February 2016, the FASB issued an *ASU 2016-02, Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right-of use" asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease. The Company adopted this guidance on January 1, 2019 using the alternative transition method and the right-of-use assets and additional lease liabilities recognized on the statement of financial condition, both based on the present value of the expected remaining lease payments, were not material.

(3) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2018, this balance was $56.6 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(4) Related Party Transactions

At December 31, 2018, the Company has a payable of $319 thousand relating to royalties, which is included in due to affiliates on the statement of financial condition. The Company also has a receivable from an affiliate of $128 thousand relating to the allocation of a completed build cost associated with a statement of work, which is included in due from affiliate on the statement of financial condition. The Company also has a payable of $1.5 million to an affiliate for payroll services and payables to affiliates of $632 thousand relating to certain administrative support and marketing services, primarily from financial system support, human resources, accounts payable and corporate communications, which is included in due to affiliates on the statement of financial condition. The Company also maintains a cash account with an affiliate to fund its day-to-day operations, and $7 thousand was held in the operating cash account at December 31, 2018.

(5) Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2018, fixed assets amounted to $7.3 million net of accumulated depreciation of $5.2 million, and are included in other assets on the statement of financial condition.

(continued)

(6) Intangible Assets

Intangible assets include certain registered investment advisor contractual arrangements which are amortized over a 15 year useful life. At December 31, 2018, intangible assets amounted to $5.8 million net of accumulated amortization of $22.4 million.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-l. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2018, the Company's net capital of $43.7 million was in excess of the minimum requirement by approximately $43.4 million.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(8) Commitments and Contingencies

The Company has a non-cancelable lease for office space expiring in June 2019. At December 31, 2018, minimum future rentals on the non-cancelable office lease is as follows (dollars in thousands): 2019 $71.

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2018, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $1,360 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

From time to time, the Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. There are no legal proceedings pending that would have a material adverse effect on the Company's financial condition if the plaintiffs were to prevail.

(9) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a deferred tax asset of $1.5 million and a deferred tax liability of $0.4 at December 31, 2018. The deferred tax asset is primarily attributable to stock compensation and state net operating loss carryforwards. The deferred tax liability is attributable to depreciation. The net deferred tax asset is $1.1 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

(continued)

The Company has apportioned state net operating loss carryforwards of approximately $12.4 million, which will begin to expire in 2023.

Federal taxes payable of $0.2 million due to BNY Mellon are included in affiliate payables on the statement of financial condition. State taxes receivable of $0.1 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012. The Company's New Jersey income tax returns are closed to examination through 2013.

(10) Fair Value Information

At December 31, 2018, the Company's assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments.

(11) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(12) Financial Support

The Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2020.

(13) Subsequent Events

The Company has evaluated subsequent events from December 31, 2018 through February 27, 2019, the date that the accompanying financial statements are available to be issued.